ALBERT LUNG
650.843.7263
alung@morganlewis.com

MARCH 8, 2011

VIA EDGAR, ELECTRONIC MAIL AND FEDERAL EXPRESS

KATHLEEN COLLINS, ACCOUNTING BRANCH CHIEF
DIVISION OF CORPORATION FINANCE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549-0306

RE:      PANSOFT COMPANY LIMITED
         FORM 20-F FOR THE FISCAL YEAR ENDED JUNE 30, 2010
         FILED ON NOVEMBER 8, 2010 FILE
         NUMBER: 001-34168

Dear Ms. Collins:

    On behalf of our client, Pansoft Company Limited (the "Company" or "Pansoft"), we are responding to the comments from the staff (the "Staff") of the Securities and Exchange Commission ("SEC") in a letter dated February 22, 2011 (the "Comment Letter") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 2010 (the "Form 20-F"). The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company's response to the Staff's comment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 32

OPERATING RESULTS, PAGE 34

1. WE NOTE THAT YOU ATTRIBUTE THE INCREASE IN REVENUES AND GROSS PROFITS TO LARGE-SCALE SOFTWARE SYSTEMS INTEGRATION PROJECTS. PLEASE PROVIDE MORE INSIGHT AS TO HOW THESE PROJECTS IMPACTED YOUR REVENUES AND GROSS PROFITS. FOR INSTANCE, TO THE EXTENT THAT SPECIFIC PROJECTS MATERIALLY IMPACTED YOUR RESULTS OF OPERATIONS, TELL US YOUR CONSIDERATION TO INCLUDE A DISCUSSION OF SUCH IMPACT ON YOUR OPERATIONS AND THE STATUS OF THESE PROJECT(S). FURTHER, TELL US YOUR CONSIDERATION TO INCLUDE A DISCUSSION REGARDING THE NUMBER OF PROJECTS COMPLETED AND IN-PROCESS DURING EACH PERIOD; THE AVERAGE DOLLAR AMOUNT OR RANGE OF AMOUNTS, AND THE AVERAGE DURATION OR RANGE THEREOF FOR SUCH PROJECTS.

      ALSO, TELL US WHAT CONSIDERATION WAS GIVEN TO DISCLOSING AND DISCUSSING YOUR BACKLOG AND THE REASONS FOR CHANGES IN BACKLOG AT EACH BALANCE SHEET DATE. WE REFER YOU TO ITEM 5.A OF FORM 20-F AND SECTION III.B OF SEC RELEASE NO. 34-48960.




















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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 2


      In response to the Staff's comments, the Company intends to expand the discussion on large-scale software systems integration projects and backlog on page 34 in an amended Form 20-F. The revised disclosure under the caption "Operating Results--Revenues" will be substantially as follows:

      "During the fiscal year ended June 30, 2010, our revenues were $ 12,056,872, a 43% increase from $8,454,352 in the 12 month period ended June 30, 2009. During the 6 month period ended June 30, 2010, our revenues were $4,941,226, a 68% increase from $2,939,906 in the 6 month period ended June 30, 2009.

      The increases of our revenues during both periods were primarily attributed to an increase in large-scale software systems integration projects, which comprised a higher proportion of total revenue, as well as natural growth of our development projects and services. The revenue recognized from these large-scale software contracts, which typically have a value between $1.5 million to $6 million per contract, was $5.87 million and $1.1 million, accounting for approximately 49% and 13% of our total revenue, for the fiscal years ended June 30, 2010 and 2009, respectively. The total contract value of our large-scale software project contracts, including our contracts with PetroChina to develop their Treasury Management System and with Sinopec to develop their Centralized Accounting System, was $11.15 million and $6.45 million for the fiscal years ended June 30, 2010 and 2009, respectively, representing a 73% increase. The total number of large-scale software projects under contract was 4 and 2 for the fiscal years ended June 30, 2010 and 2009, respectively. These large-scale software project contracts usually require us to complete our services over a two year period. We estimate that approximately 63% and 17% of the services required under these large-scale contracts were completed as of June 30, 2010 and 2009, respectively. The substantial increase in our large-scale contracts and related revenue was primarily due to the fact that our large clients have gained more confidence and recognition of the quality and technical capability of our products, and therefore assigning more projects at their core IT system to be developed by us.

      Furthermore, as a result of our business expansion strategy, the sales of our application systems have reached other markets, such as oil fields, provincial petroleum sales corporations and coal mines. Although these new revenue sources represent a relatively smaller portion of our total revenue, they are increasing gradually and we expect such increase to continue.

      The Company considers its backlog to consist of remaining services to be performed or completed under its software project contracts. The total value of these contracts under execution was $20.2 million and $25.9 million as of June 30, 2010 and 2009, respectively. Approximately 28% and 49% of the services required under such contracts (including both large-scale and small-scale projects) remain uncompleted as of June 30, 2010 and 2009, respectively. The reduction in our backlog between fiscal 2009 and 2010 was due to progress in job completion."

LIQUIDITY AND CAPITAL RESOURCES, PAGE 37

2. WE NOTE YOUR RISK FACTOR DISCLOSURES ON PAGE 18 REGARDING THE LIMITATIONS PLACED ON YOUR PRC SUBSIDIARY, PCCL, AND ITS ABILITY TO PAY DIVIDENDS TO THE
PARENT COMPANY. FURTHER, WE NOTE FROM YOUR DISCLOSURES ON PAGE 15 THAT THE PRC GOVERNMENT IMPOSES CONTROLS ON THE CONVERTIBILITY OF THE RENMINBI INTO FOREIGN CURRENCIES, AND, IN CERTAIN CASES, THE REMITTANCE OF CURRENCY OUT OF CHINA. TELL








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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 3

US YOUR CONSIDERATION TO INCLUDE A DISCUSSION IN YOUR LIQUIDITY SECTION OF HOW EARNINGS ARE TRANSFERRED FROM YOUR PRC SUBSIDIARY TO YOUR COMPANIES OUTSIDE OF THE PRC. ALSO, TELL US HOW YOU CONSIDERED DISCUSSING THE RESTRICTIONS PLACED ON PCCL'S ABILITY TO TRANSFER FUNDS AND THE POTENTIAL IMPACT ON THE COMPANY'S ABILITY TO MEET ITS CASH OBLIGATIONS. WE REFER YOU TO ITEM 5.B.1.(B) OF FORM 20-F. ADDITIONALLY, TELL US AND DISCLOSE ANY SIGNIFICANT DIFFERENCES BETWEEN ACCUMULATED PROFITS AS CALCULATED PURSUANT TO PRC ACCOUNTING STANDARDS AND REGULATIONS AS COMPARED TO ACCUMULATED LOSSES AS PRESENTED IN YOUR FINANCIAL STATEMENTS.

      In response to the Staff's comments, the Company intends to revise the disclosure on page 38 by inserting the following paragraphs:

      "We are a holding company and conduct our operations primarily through our wholly-owned subsidiary, PCCL, in China. Accordingly, our ability to pay dividends to shareholders and to finance any debt we may incur depends on the ability of PCCL to pay dividends to us. Under current PRC regulations, PCCL is permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. The most significant difference between PRC accounting standards and U.S. GAAP in the calculation of profit and loss relates to the timing of recognition of revenue. Under PRC accounting standards, revenue is recognized only upon formal invoicing to the client, which tends to occur at a later date than under our U.S. GAAP accounting policy. The difference between "accumulated profit" of PCCL calculated under PRC accounting standards and retained earnings calculated under U.S. GAAP was $4,794,638 at June 30, 2010. Furthermore, PRC regulations require PCCL to set aside least 10% of its after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity's registered capital. Although these statutory reserve funds can be used to increase the registered capital and eliminate future losses in excess of the retained earnings of PCCL, these reserve funds are not distributable as cash dividends except in the event of a liquidation of the company. In addition, under regulations of the SAFE, RMB cannot be converted into foreign currencies, including U.S. dollars, for capital account items, such as loans, repatriation of investments and investments outside of China, unless we obtain prior approval of and registration with the SAFE.

      We do not expect that any of the restrictions discussed in the preceding paragraph relating to transfer of funds by PCCL and conversion of RMB to foreign currencies will have a significant impact on our ability to meet our cash obligations, primarily because we have no present plans to pay dividends to our shareholders and the parent holding company does not have significant operating activities and cash requirements."

      The Company also notes that the difference between "accumulated profit" of PCCL calculated under PRC accounting standards and retained earnings calculated under U.S. GAAP was $1,757,508 at December 31, 2010, representing a decline by $3,037,130 from June 30, 2010 because of the significant invoicing and collections from our clients.

3. TELL US HOW YOU CONSIDERED INCLUDING A DISCUSSION IN YOUR LIQUIDITY SECTION REGARDING THE STATUTORY LIMITATIONS ON YOUR ABILITY TO LOAN MONEY TO YOUR PRC SUBSIDIARY AS DESCRIBED IN THE RISK FACTOR ON PAGE 18 AND THE POTENTIAL FOR SUCH RESTRICTIONS TO MATERIALLY AND ADVERSELY AFFECT YOUR LIQUIDITY AND ABILITY TO FUND OPERATIONS. YOUR DISCUSSION SHOULD PROVIDE A QUANTITATIVE OR QUALITATIVE











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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 4

ANALYSIS TO PROVIDE INVESTORS WITH SUFFICIENT INFORMATION TO UNDERSTAND THE AMOUNT OF STATUTORY LIMITS AND WHETHER IT IS REASONABLY LIKELY THAT THE COMPANY WOULD EXCEED THESE LIMITS.

      In response to the Staff's comments, the Company respectfully submits that its PRC subsidiary, PCCL, is the main operating entity that generates revenue, net income and liquidity for the Company. Historically PCCL has maintained sufficient liquidity, and it has not relied on any loans from the parent holding company (or any other non-PRC entities) to fund its operations. The Company expects that this trend will continue for the foreseeable future. Accordingly, the Company does not believe that a discussion is necessary in the MD&A with respect to any statutory limitations or PRC regulatory restrictions on our ability to loan money to PCCL, because no such loan has been or is expected to be made in the foreseeable future. Additionally, the Company was registered in China as a special purpose of vehicle, which should not have any operations and can only invest in its subsidiary in China. It is not permitted by the SAFE to loan to its subsidiary in China.

4. PLEASE EXPLAIN FURTHER THE REASONS FOR THE SIGNIFICANT INCREASE IN UNBILLED RECEIVABLES. TELL US THE AMOUNT OF UNBILLED RECEIVABLES THAT HAS BEEN SUBSEQUENTLY BILLED TO CUSTOMERS. IF A MATERIAL PORTION OF UNBILLED RECEIVABLES WAS NOT SUBSEQUENTLY BILLED, PLEASE PROVIDE AN EXPLANATION AS TO WHY. ALSO, EXPLAIN WHY THE COMPANY'S ABILITY TO INVOICE YOUR CUSTOMER IS CONTINGENT ON YOUR CLIENT'S PAYMENT APPROVAL PROCESS.

      In response to the Staff's comments, the Company intends to revise the disclosure on page 37 under the caption "Liquidity and Capital Resources--Cash Flow and Working Capital" in the amended Form 20-F by revising the fourth paragraph under such caption substantially as follows:

      "Unbilled revenue represents the accumulated unbilled amount of revenue recognized, based on the Company's revenue recognition policy. The increase in unbilled revenue was due to the rapid growth in our revenue during the fiscal year ended June 30, 2010 and the timing difference between revenue recognition and the final invoicing process, which must be coordinated with our clients' payment approval policies. Specifically, certain large clients have insisted that we not bill or invoice them until they have informed us to do so because of their internal processes for the approval and payment of invoices. Because the invoice triggers certain tax obligations under PRC tax regulations, we prefer to invoice immediately prior to customer payment. We typically collect substantially all of our unbilled revenues by Chinese New Year, which usually falls in February. ."

      In addition, the Company notes that as an example of our effort to collect unbilled revenue, as of December 31, 2010, we have invoiced to our clients 76% of our unbilled revenue recorded on June 30, 2010, and 97% of the related invoices have been paid, with most payments occurring in December 2010.

CRITICAL ACCOUNTING POLICIES, PAGE 51

5. PLEASE TELL US HOW YOU CONSIDERED INCLUDING A DISCUSSION OF THE COMPANY'S CRITICAL ACCOUNTING POLICIES, WHERE THE NATURE OF THE ESTIMATES AND ASSUMPTIONS USED IN THE APPLICATION OF SUCH POLICIES IS MATERIAL DUE TO THE LEVELS OF SUBJECTIVITY AND JUDGMENT NECESSARY TO ACCOUNT FOR HIGHLY UNCERTAIN MATTERS OR THE SUSCEPTIBILITY OF SUCH MATTERS TO CHANGE. IN THIS REGARD, IT APPEARS AT A MINIMUM, YOUR ACCOUNTING POLICIES FOR REVENUE RECOGNITION, IMPAIRMENT OF












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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 5

LONG-LIVED ASSETS AND IMPAIRMENT OF GOODWILL WOULD MEET THIS CRITERIA. WE REFER YOU TO ITEM 5 OF FORM 20-F AND SECTION V OF SEC RELEASE NO. 34-48960.

      In response to the Staff's comments, the Company intends to revise the disclosure in Item 5 of the amended Form 20-F to add a section entitled "Critical Accounting Policies and Estimates" substantially as set forth below:

         "CRITICAL ACCOUNTING POLICIES AND ESTIMATES

            We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

            REVENUE RECOGNITION. We generate revenues from contracts for software system integration and development services, under which we design, redesign, build and implement new or enhanced systems applications and related processes for our clients. Such revenues are recognized using percentage-of-completion accounting by calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract.


            Estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. This method is followed where reasonably dependable estimates of revenues and costs can be made, provided persuasive evidence of an arrangement exists, certain milestones have been achieved or delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.

            Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified.

            If our estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be









DB2/22237613.5

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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 6

      the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in Cost of services and classified in other accrued liabilities. To date, we have not experienced material losses on contracts in process or completed contracts.

            For software system integration and development services, we sometimes provide customers with a limited warranty for approximately one year following the customer's initial acceptance of the completed project. Retention by the customer of the last 5% - 10% of the contract price is considered the milestone for the commencement of the warranty period on such contracts. For those contracts with warranty clauses, 5% - 10% of the contract amount is not recognized as revenue or invoiced until the warranty period expires.

            From time to time, per our clients' requirements, we enter into ongoing maintenance supporting service arrangements with customers based on time and cost-plus. These services typically include database operation maintenance, space management, data migration and database tune-ups, system servicing, system updating and version control, application servicing, debugging, real-time servicing, and application of interfaces with other business systems, training in ongoing system operation.

            For ongoing maintenance supporting service arrangements based on a fixed fee basis over a specified period of time, we considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, our efforts are usually measured by time incurred, therefore, we recognize revenues as amounts become billable on a straight-line basis, in accordance with contract terms, provided the billable amounts are not contingent, are consistent with the services delivered, and are earned, unless revenues are earned and obligations are fulfilled in a different pattern. The revenue from maintenance related contracts is not a significant proportion of our total revenue because most of our clients have their permanent technical team for their long term system maintaining needs.


            Revenue from sale of hardware and synthesis software is recognized when the i) significant risks and rewards of ownership have been transferred to the customer at the time when the products are delivered to and accepted by its customers, ii) the price is fixed or determinable as stated on the sales contract, and iii) collectability is reasonably assured. Our customers do not have a general right of return on hardware delivered.

            ACCOUNTS  RECEIVABLE  AND  ALLOWANCE FOR DOUBTFUL ACCOUNTS. Accounts
      receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end. Our management must make estimates of the collectibility of our accounts receivable. Management specifically analyzes accounts receivable, historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts An allowance for doubtful receivables is made when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables are written off when we have











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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 7

      exhausted all reasonable means to collect the account and it has been determined that further collection efforts would be ineffective. The Company does not contain collateral on its accounts receivable.

            PROPERTY AND EQUIPMENT. We record property and equipment at cost. We depreciate property and equipment on a straight-line basis over their estimated useful lives with 5% residual value using the following annual rates:

        Computer equipment        -  5 years straight line
        Vehicles                  -  5 years straight line
        Office Furniture          -  5 years straight line
        Leasehold improvements    -  3 years straight line
        Computer software         -  3 years straight line (without 5% residual
                                           value)

      We expense maintenance and repair expenditures as they do not improve or extend an asset's productive life. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as general economic conditions, potential changes in technology and estimated cash flows from the use of these assets.

            IMPAIRMENT OF LONG-LIVED ASSETS. We review the carrying values of our long-lived assets for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, we reduce the carrying value of the long-lived asset, by the estimated excess of the carrying value over the projected discounted cash flows. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change by a material amount.

            IMPAIRMENT OF GOODWILL. The carrying value of goodwill is evaluated annually or more frequently if events or circumstances indicate that an impairment loss may have occurred. Such circumstances could include, but are not limited to, a significant adverse change in business climate, increased competition or other economic conditions. Under FASB Accounting Standard Codification (ASC) Topic 350 "Intangibles -- Goodwill and Other", goodwill is tested at a reporting unit level. The impairment test involves a two-step process. The first step involves comparing the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. If this comparison indicates that a reporting unit's estimated fair value is less than its carrying value, a second step is required. If applicable, the second step requires us to allocate the estimated fair value of the reporting unit to the estimated fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. If the carrying value of the goodwill exceeds its fair value, the carrying value is written down by an amount equal to such excess.










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Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 8

            The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating a reporting unit's discounted cash flows involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including sales, gross margin and selling, general and administrative rates, capital expenditures, cash flows and the selection of an appropriate discount rate. Projected sales, gross margin and selling, general and administrative expense rate assumptions and capital expenditures are based on our annual business plans and other forecasted results. Discount rates reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit directly resulting from the use of its assets in its operations. These estimates are based on the best information available to us as of the date of the impairment assessment."

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

6. WE NOTE YOUR DISCUSSION REGARDING THE DISMISSAL OF YOUR FORMER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AGCA, INC., ON JULY 26, 2010. PURSUANT TO
ITEM 16F OF FORM 20F, THE COMPANY SHALL PROVIDE AGCA WITH A COPY OF THE DISCLOSURES INCLUDED IN THE FORM 20-F AND YOU SHALL REQUEST AGCA TO FURNISH THE COMPANY WITH A LETTER ADDRESSED TO THE COMMISSION STATING WHETHER THEY AGREE WITH THE STATEMENTS INCLUDED HEREIN, AND, IF NOT, STATING THE RESPECTS TO WHICH THEY DO NOT AGREE. PLEASE AMEND YOUR FORM 20-F TO FILE THE FORMER ACCOUNTANTS LETTER AS AN EXHIBIT TO THE ANNUAL REPORT PURSUANT TO ITEM 16F OF FORM 20-F.

      In response to the Staff's comments, the Company is working with its former auditor, AGCA Inc. ("AGCA"), to obtain the letter from AGCA as required under Item 16F and file such letter as an exhibit to the amended Form 20-F.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 65

7. YOUR DISCLOSURES ON PAGE 21 INCLUDE A DISCUSSION REGARDING THE ON-GOING MAINTENANCE SUPPORT THAT IS TYPICALLY REQUIRED AFTER THE INSTALLATION OF YOUR SOFTWARE SOLUTIONS TO ENSURE THE EFFICIENT OPERATION OF YOUR SYSTEM. TELL US HOW YOU ACCOUNT FOR REVENUES EARNED FROM THESE MAINTENANCE SERVICES AND TELL US SPECIFICALLY WHERE YOU ADDRESS THE ACCOUNTING FOR SUCH SERVICES IN YOUR CURRENT REVENUE RECOGNITION POLICY DISCLOSURES.

      In response to the Staff's comment, the Company notes that the accounting for revenues earned from maintenance services are described in detail in the 5th and 6th paragraphs under "Revenue Recognition" on page 65 .. However, to clarify the disclosure, the Company proposes to revise such disclosure, substantially as follows

      "For software system integration and development services, the Company sometimes provides its customers with a limited warranty for approximately one year following the customer's initial acceptance of the completed project. Retention by the customer of the last 5% - 10% of the contract price is considered the milestone for the commencement of the warranty
















DB2/22237613.5

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 9

      period on such contracts. For those contracts with warranty clauses, 5% - 10% of the contract amount is not recognized as revenue or invoiced until the warranty period expires.

      From time to time, per our clients' requirement, the Company enters into ongoing maintenance supporting service arrangements with customers based on time and cost-plus. These services typically include database operation maintenance, space management, data migration and database tune-ups, system servicing, system updating and version control, application servicing, debugging, real-time servicing, and application of interfaces with other business systems, training in ongoing system operation.

      For ongoing maintenance supporting service arrangements that are based on a fixed fee basis over a specified period of time, the Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, the Company's efforts are usually measured by time incurred, therefore, the Company recognizes revenues as amounts become billable on a straight-line basis, in accordance with contract terms, provided the billable amounts are not contingent, are consistent with the services delivered, and are earned, unless revenues are earned and obligations are fulfilled in a different pattern. The revenue from maintenance related contracts is a not significant proportion of our total revenue because most of our clients have their permanent technical team for their long term system maintenance needs."

In addition, because the revenue from our maintenance supporting services does not constitute a significant portion of the total revenue, the Company proposes to clarify this fact in the disclosures on page 21 of the amended Form 20-F.

EXHIBIT 12.1 AND 12.2

8. PLEASE REVISE THE INTRODUCTORY LANGUAGE TO PARAGRAPH 4 TO ALSO INDICATE THAT THE CERTIFYING OFFICERS ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULE 13A-15(F) AND 15D-15(F). WE REFER YOU TO THE INSTRUCTIONS AS TO THE EXHIBITS OF FORM 20-F.

      In response to the Staff's comments, the Company will revise the introductory language to paragraph 4 of Exhibits 12.1 and 12.2 in the amended Form 20-F to indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f)).

EXHIBIT 15.1 & 15.2

9. IT APPEARS THAT YOU FILED A COPY OF CROWE HORWATH (HK) CPA LIMITED'S SIGNED AUDIT REPORT IN EXHIBIT 15.1. REVISE TO INCLUDE A SIGNED AND DATED CONSENT FROM CROWE HORWATH ACKNOWLEDGING THE USE OF ITS AUDIT REPORT IN THE COMPANY'S FORM S-8 (333-162000) FILED SEPTEMBER 18, 2009.

      In response to the Staff's comments, the Company intends to obtain a revised Exhibit 15.1 to include a signed and dated consent from Crowe Horwath acknowledging the use of its audit report in the company's Form S-8 (333-162000) filed September 18, 2009 (the "Form S-8").












DB2/22237613.5

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
March 8, 2011
Page 10

10. PLEASE ALSO REVISE TO INCLUDE A CORRECTED CONSENT FROM AGCA, INC., CONSENTING TO THE INCLUSION OF THEIR AUDIT REPORT IN THE COMPANY'S FORM S-8 (333-162000) FILED ON SEPTEMBER 18, 2009.

      In response to the Staff's comments, the Company is working with AGCA to obtain a corrected consent from AGCA, Inc. consenting to the inclusion of their audit report in the Form S-8.

                                   * * * * *


    In connection with the Company's response to the Staff's comments, the Company hereby acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and


      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Company respectfully requests the Staff's assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (650) 843-7263.

Sincerely,

//   Albert Lung
Albert Lung

cc:      Megan Akst
         Staff Accountant
         Division of Corporation Finance
         Securities and Exchange Commission

         Guoqiang Lin
         Chief Executive Officer
         Pansoft Company Limited

         Allen Zhang
         Chief Financial Officer
         Pansoft Company Limited





















DB2/22237613.5